Exhibit 21.1

Name of Entity	Jurisdiction of Incorporation or Organization
CIFC Investment Holdings LLC	Delaware
CIFC Asset Management LLC	Delaware
CypressTree Investment Management, LLC	Delaware
Columbus Nova Credit Investments Management, LLC	Delaware
DFR Middle Market Holdings, Ltd.	Cayman Islands
DFR Middle Market CLO Ltd.	Cayman Islands
DFR Pinetree Holding LLC	Delaware
DFR TRS I Corp.	Delaware
Deerfield & Company LLC	Illinois
Deerfield Capital LLC	Delaware
Deerfield Capital Management LLC	Delaware